UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Cyanotech Corporation

(Name of Issuer)

Common Stock,

par value $0.02 per share

(Title of Class of Securities)

232437-301 (CUSIP Number)

Scott A Shuda
Meridian OHC Partners, LP
425 Weed Street
New Canaan, CT 06840

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232437-301	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian OHC Partners, LP 46-3724228
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 677,340
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 677,340

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

.

CUSIP No. 232437-301	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian TSV II, LP 45-2531394
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSV Investment Partners, LLC 27-1033220
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 687,125
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 687,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners II, LP 20-4921646
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 6 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Partners, LLC 20-2141854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.  Security and Issuer.

No change.

Item 2.  Identity and Background.

No change.

 Item 3.  Source or Amount of Funds or Other Consideration.

No change.

Item 4.  Purpose of Transaction.

Meridian and the other Reporting Entities have previously made the following filings (the “Prior Filings”):

Filing	Date	Subject
Schedule 13D	May 9, 2016	Davis/Board action to force out CEO signals a change away from Cyanotech’s strategy to rapidly expand retail Astaxanthin sales
Amendment No. 1	May 10, 2016	Meridian’s valuation model forecasts Cyanotech’s retail-oriented business plan to be worth $20 or more per share
Amendment No. 2	May 19, 2016	Discussion of Davis/Board securities reporting and governance violations, including excerpts from Meridian’s May 6, 2016 letter
Amendment No. 3	May 25, 2016	Notice that Meridian has commenced legal action on behalf of shareholders in Federal court against Davis, RSF and Board
Amendment No. 4	July 26, 2016	Criticism of Board’s renomination of Davis prior to completion of internal investigation in apparent violation of fiduciary duties
Amendment No. 5	August 9, 2016	Criticism of Board for withholding material information from internal investigation until after shareholder meeting
Amendment No. 6	August 17, 2016	Review of Davis and Cyanotech disclosures that confirm long history of improper filings and existence of Davis/RSF “group”
Amendment No. 7	October 6, 2016	Analysis of evidence demonstrating long pattern of securities reporting deficiencies, “parking” and Davis/RSF “group”
Amendment No. 8	October 18 2016	Davis and RSF “spiritual” alignment and how their agenda is contrary to the interests of other shareholders
Amendment No. 9	January 17, 2017	Davis/RSF collaboration on Filigreen Farm, a precursor to their collaboration and “group” at Cyanotech
Amendment No. 10	January 19, 2017	Analysis of RSF telling one story to the SEC concerning owning public shares and another story to its supporters and donors
Amendment No. 11	January 23, 2017	Analysis of Davis’ attempt to side-step Section 4943 of the Internal Revenue Code by “parking” shares with RSF
Amendment No. 12	February 15, 2017	Discussion of Meridian’s decision to drop Cyanotech from the ongoing litigation in order to protect shareholders from bearing the cost of defending Davis’ actions
Amendment No. 13	August 1, 2017

Review of the status of litigation relating to Davis’ alleged federal securities reporting violations, and discussion of a potential “secret agenda” being pursued by the long-secret partners, Davis and RSF.

Amendment No. 14	February 14, 2018	Review of Cyanotech’s great potential yet poor performance under the leadership of its Chairman, Michael Davis
Amendment No. 15	October 29, 2018	Meridian withdraws litigation now that facts are out in the open; need for SEC to take action to protect public markets

The following supplements the information provided in the Prior Filings.

With the recent announcement that Meridian has ended its civil lawsuit against Michael Davis, Cyanotech’s chairman of the board, and Davis’ very close long-term associate, Rudolf Steiner Foundation (“RSF”), it seems timely to review the discoveries that triggered the legal action and what has been learned over the last two years about Davis and his highly-unusual activities relating to Cyanotech.

Alerted to a Serious Governance Problem

In April 2016, without explanation, Cyanotech’s board of directors terminated the employment of its CEO, Brent Bailey.  Bailey is career executive specializing in the branded food category.  He was hired by the company in late

2010.  Prior to Cyanotech, Bailey and his team had spent several years at Nature Made®, where the team helped lead Nature Made to becoming the #1 vitamin and supplements company in the U.S.

Cyanotech seems to have been extremely fortunate in having Bailey and his team in place in early 2011, when a television event suddenly burst astaxanthin on to the commercial scene.  Bailey’s team had experience with new product and category introductions, they knew what to do, and Meridian believes that it was largely due to their know-how that Cyanotech assumed and still holds the worldwide #1 position in retail astaxanthin.

When Meridian became acquainted with Bailey and Cyanotech in 2014/15, the company’s central challenge related to the strong and growing demand for the company’s BioAstin® astaxanthin products – the demand far exceeded the company’s ability to deliver supply.  Efforts over multiple years to increase production via the company’s existing ponds were not delivering the necessary results, and Meridian observed that Cyanotech’s quarterly reports were (then as now) dominated by disclosures concerning one setback after another preventing increased production.  Researching the topic, Meridian learned that most other astaxanthin producers utilize closed-systems to protect their valuable product during the growth stage rather than the open pond techniques pursued by Cyanotech.

As detailed in its first two filings on Schedule 13D, Meridian believes that its strong brand and retail market leadership create a very large opportunity for Cyanotech and its shareholders.  This opportunity is threatened by (i) the company’s inability to increase its production, and (ii) the potential for other astaxanthin providers to threaten Cyanotech’s leadership position by having available product when Cyanotech does not.  Concern over these threats led Meridian to inquire as to whether a direct investment of additional funds might allow the company to develop more ponds and/or acquire closed systems equipment.  Prior to making this offer, a Meridian representative traveled to Hawaii for the company’s annual shareholder meeting with expectations of meeting and engaging in normal dialog with the company’s board members and executive officers.  At that meeting, the Meridian representative was stunned to observe an obvious agenda to avoid shareholder contact, with all the company’s representatives being hustled out of the room within minutes of the conclusion of the meeting’s formal proceedings.

Full appreciation for the cold shoulder intended by Cyanotech’s board of directors was not realized until Meridian’s reading of the April 2016 press release revealing the board having forced Bailey’s resignation.  As discussed in Meridian’s original Schedule 13D filing, Bailey’s termination was inexplicable and unexplained.  He was brought in as a marketing and product development expert – jobs at which Bailey appears to have excelled.  The difficulties the company was experiencing in 2016 were due primarily to persistent production short-falls – thus, the irony that Bailey was replaced as CEO by one of the company’s heads of production.  Meridian’s interpretation of this inexplicable conduct, as detailed in its original Schedule 13D filing, was that Cyanotech was deliberately turning away from its prior market-driven growth agenda and the significant shareholder value-creation potential of that agenda.

Having accumulated a 13.5% ownership stake in Cyanotech, having invested significant time in identifying the problems and potential solutions to the company’s business condition, and continuing to believe in the very strong potential for that business, Meridian was immediately concerned about company’s April 2016 change in direction.  Looking for explanation, Meridian made contact with Bailey, asked questions, received answers, and suddenly came to understand that the inexplicable behavior was likely linked to serious governance and fiduciary problems within the company’s board of directors, and particularly with its chairman, Michael Davis.

Meridian’s Investigation and Disclosure

Once alerted to the potential of fiduciary problems, Meridian began investigating and soon discovered the long-concealed relationship between the company’s chairman of the board and largest shareholder, Michael Davis, and the company’s second largest shareholder, Rudolf Steiner Foundation (“RSF”).  As it pursued this lead, Meridian came to understand that the Davis/RSF relationship, dating back to at least 2003, was the key to unraveling the agenda behind Cyanotech’s fiduciary and governance issues.  The nature of Davis’ relationship with the company’s second largest shareholder was kept so secret, even the former CEO, Brent Bailey, who reported that he was taken by Davis to visit RSF’s San Francisco offices on the first day of his new job, had no idea that the company’s two largest shareholders were effectively acting as one.

When Meridian discovered the secret relationship, Davis held a 19.5% ownership interest and RSF held 13.5%.  Even though every single share held by RSF had been paid for by Davis, and had come into RSF possession via actions initiated by Davis, neither RSF nor Davis had disclosed their years-long collaboration in any of their required SEC filings.  This failure to properly report was transferred to the company, which unaware of the facts (except for Davis and likely, corporate counsel, which also represented Davis), never disclosed that its two largest shareholders were a “group” holding a control block of 33% of the company’s outstanding shares.

As can be followed in the progression of Schedule 13D filings listed above, it took some time and considerable effort for Meridian to piece together the details of the carefully-concealed Davis/RSF relationship.  The first clue, was the February 20, 2014 Form 4 filing made by Davis.  That filing reported that Davis acquired 50,000 shares in an open market purchase on 2/19/14, one day following his transfer of 30,769 shares to RSF.  Because Cyanotech’s average trading volume was only 4,002 shares per day during the ten prior days, Davis’ 50,000 share purchase was likely pre-planned and carefully delayed to occur only after Davis reduced his holdings via the 30,769 share transfer to RSF.  Doing the math, Meridian calculated that Davis’ holdings would have exceeded 20%, but for the carefully-coordinated transfer to RSF.  Next, Meridian collected all of Davis’ filings, and confirmed that Davis’ direct holdings had frequently approached, but were never allowed to exceed the 20% level.  While Meridian did not know, at that time, why Davis believed it necessary to remain under the 20% threshold, it was clear that he was using RSF as an outlet for his excess shares.  See Meridian’s Amendment No. 7 for a discussion of “parking”.

Because prior to 2014, Davis had generally failed to report his transfers to RSF, as required, on Form 4, Meridian’s investigation had to access unconventional sources.  Luckily, the tax returns of 501(c)(3) entities are publicly available, and by cross-referencing Davis-entity and RSF-entity tax returns, Meridian found evidence that Davis had begun moving shares to RSF as early as 2010. And it was from one of the Davis-entity tax returns, that Meridian discovered Davis’ $2.5 million donation to RSF in 2011, funds delivered by Davis and used by RSF to finance the purchase of the VitaeLab 9.7% block.

Armed with this information, Meridian wrote its letter to Cyanotech’s board, alerting Davis’ colleagues to evidence of a secret control “group” at the company, a long history of deficient ownership reporting by Davis and RSF, and the strong evidence that Davis had been “parking” shares with RSF.  In its Amendment No. 3, Meridian explained that when it delivered the May 6, 2016 letter, it fully expected that the balance of Cyanotech’s board would quickly see the very serious problems associated with a public company chairman of the board engaging in systematic disclosure violations to conceal that he had secretly accumulated a 33% control “group” by “parking” shares with another major holder.  Given the relative lack of public company board experience among Cyanotech’s directors, Meridian believed that the company’s audit committee chairman was the best and most likely person to lead an effort at reform.  Instead, that individual resigned from the board of directors on May 17, 2016, just days following the board’s receipt of Meridian’s letter. One possible interpretation is that the audit chairman attempted to take the appropriate actions in response to Meridian's May 6, 2016 letter, was blocked and therefore considered it impossible to continue to serve on Cyanotech's board of directors.

Context: The Control Threat From VitaeLab

It seems unlikely that the audit chairman was the first person forced off Cyanotech’s board after questioning Davis’ conduct as a director and lead shareholder.  The company has churned through directors and executives throughout Davis’ 16-year tenure with the company, but the two periods that stand out are (i) 2008 - 2011 after VitaeLab acquired a large stake and sought direct involvement with the company, and (ii) 2016 - 2018 after Meridian acquired a large stake and sought direct involvement with the company.

Davis became the largest shareholder in Cyanotech in 2002, when he executed a direct financing transaction using funds sourced from his family and from two nonprofit entities under his control.  In 2003, Davis most likely leveraged his large stake in the company to obtain a seat on Cyanotech’s board of directors.  For the next seven years, other than as relates to stock option grants received for board service, none of the Davis entities acquired any additional shares of Cyanotech.

On June 6, 2008, VitaeLab AG, a large European supplements company, filed a Schedule 13D with the SEC, disclosing that it had acquired a 7.8% equity position in the company.  Five days later, VitaeLab filed a second 13D, disclosing that it had increased its position to 9.7%. VitaeLab’s filing on Schedule 13D, rather than Schedule 13G, indicated the position was not taken with passive intent and that VitaeLab would seek to influence some change in strategy and/or governance at Cyanotech.

Five months after VitaeLab’s filings, Cyanotech’s CFO resigned.  Fifteen months later, on February 27, 2010, Cyanotech’s CEO, Andrew H. Jacobson, was removed from his position by the company’s board of directors.  Later that year, on November 1, 2010, Cyanotech announced that its then-chairman, Gregg Robertson, had resigned.  Four days later, on November 5, 2010, Davis entered into a “Living Capital Fund” agreement with RSF.  Two weeks later, on November 18, 2010, Davis began aggressively buying (and reporting) shares of Cyanotech stock.  Four days later, Davis reported acquiring 39,321 shares; shares that when added to the shares previously reported as owned by members of the Davis group, would have taken the group up to 20.3%. Subsequent purchases took their total to 21% of the company’s public voting stock as of Davis’ Form 4 filing made on December 11, 2010.

Davis did not disclose that immediately prior to his 2010 end-of-year purchases, he had created the Living Capital Fund (“LCF”) with RSF; that information came only after Meridian commenced its litigation in 2016.  Davis also did not report that he began transferring shares into the LCF in late 2010 immediately prior to the purchases that, but for such transfers, would have taken Davis’s original group above 20%.  Again, see Meridian’s Amendment No. 7 for a discussion of “parking”.

Interpreting the unusual series of events occurring during the VitaeLab 2008 – 2011 period, here’s what we think likely happened:

1.2008 - 2009:  VitaeLab attempted to use the influence obtained via its 9.7% shareholder position to press for a closer business relationship with Cyanotech, likely including a board seat.

2.Early 2010:  There was disagreement inside of Cyanotech on how to react to VitaeLab’s actions.  Members more favorable to VitaeLab’s approach, including the then-CEO and later, the then-chairman, were in the losing faction and were forced out of the company.

3.Mid 2010:  Davis, concerned about the VitaeLab threat to his control over Cyanotech, resolved to increase his shareholdings and thus his voting power over the company.  On August 17, 2010, two weeks prior to Cyanotech’s annual meeting, Davis ended his seven years of stock-buying inactivity and began rapidly accumulating Cyanotech shares.

4.Late 2010:  Davis was approaching a 20% stake and was presented with the IRC Section 4943 problem. Because his shareholder group included two private foundations, Davis could not go above 20% without those entities facing the severe penalties created by Section 4943.

5.November 2010:  Davis created the LCF with RSF.  Because it is a public charity, RSF is exempt from the ownership restrictions of Section 4943.  Davis resumed his buying and began transferring shares into the LCF whenever necessary to keep his direct holdings below 20%.

6.Mid 2011:  VitaeLab, seeing Davis’ committed resistance to its efforts, apparently determined its efforts to have failed and contacted management looking for a buyer for its 9.7% block.  Davis learned of this and, because Section 4943 prevented him from buying the VitaeLab shares, he arranged for RSF to purchase the block with $2.5 million Davis transferred to the LCF.

Look Closely – Davis Didn’t Donate Anything to RSF

Chairman Davis’ apparent scheme to side-step Section 4943 and accumulate voting shares above 20% (Davis paid for share purchases totaling 33%) by “parking” shares with RSF gets even worse when taken to the next level of analysis.

The “Living Capital Fund” is an account Davis opened with RSF.  RSF agreed to act as a financial service provider to Davis, administering the LCF at the request of Davis, and is charging monthly fees plus expenses for its services.  Click on the link below to see RSF’s LCF account application form, the form Davis filled out and executed when Davis took unilateral action to create the LCF:   https://drive.google.com/file/d/1LKa486qr8L97IcBnKVnvC1P6rxO0GOYw/view?usp=sharing

RSF did not create the LCF, RSF did not fund the LCF, and RSF did not decide that the LCF would hold shares of Cyanotech.  All those decisions and actions were made by Davis, who created the LCF on November 5, 2010 – precisely when he needed a place to move shares in order to continue buying Cyanotech shares and side-step penalties under Section 4943.

Even more important, RSF is not the beneficial owner of the shares moved over to the LCF by Davis.  When Davis and RSF finally began making their legally-required disclosures in 2016, RSF, Davis and Cyanotech all clearly stated that RSF is holding the shares and administering the LCF for the benefit of Ginungagap Foundation.

What is Ginungagap Foundation?  It is another not-for-profit entity created by Michael Davis.  Ginungagap has no apparent operations, rather it is a pass-through entity that Davis (who serves as President) uses for his activities with RSF.  Since its inception, Davis has provided 100% of Ginungagap’s financing via donations that he periodically causes to be made by Skywords Family Foundation.  Skywords is another entity created and controlled by Davis.  Davis manages both Ginungagap and Skywords from the same office in Tiberon, California.

Most of the shares in the LCF, including the VitaeLab shares acquired with a $2.5 million transfer into the LCF by Skywords, were sourced or paid for by Skywords.  Observe that:

A.Davis created and manages Skywords and Ginungagap

B.Davis causes Skywords to provide 100% of Ginungagap’s financing

C.Davis caused Skywords to provide all or most of the financing fo the LCF

D.Davis created the LCF asking RSF to hold the LCF assets for the benefit of Ginungagap

Thus, the LCF is nothing more than a place where Davis has “parked” a subset of the “donations” he has caused Skywords to make to Ginungagap.

If Davis actual intent was for Skywords to donate shares to Ginungagap, he had absolutely no need of RSF or the LCF.  Davis could have accomplished the transfer in moments with nothing more than signature and without the transferred shares having to move off his desk.  But, that would not have effected Davis’ actual intent.

Davis’ actual intent was side-stepping IRC Section 4943 in order to increase his shareholdings and voting power at Cyanotech above 20%.  That is why Davis involved RSF, who agreed to hold the shares in the LCF.  That is also why Davis and RSF agreed to conceal, until forced to disclose the material facts by Meridian’s litigation, (i) the existence of the LCF; (ii) that the LCF holds Cyanotech shares for the benefit of Ginungagap; and (iii) that Davis was the source of all the shares held by the LCF.  Disclosing that Davis provided the financing for all the shares in the LCF and the details relating to RSF’s actual role in the LCF scheme (that RSF is not the beneficial owner but rather a custodian for Ginungagap) would have revealed that the creation of the LCF was a sham transaction with no economic purpose, but instead a scheme for Davis to side-step Section 4943 and acquire a 33% voting control stake in Cyanotech.  It is that control stake that Davis appears to have used to defend his control over the company from VitaeLab in 2010/2011 and that Davis appears to be using to defend his control over the company from Meridian starting in 2016.

The Need for Wholesale Reform at Cyanotech

Meridian, the company’s third largest shareholder and an investor specializing in turning-around small struggling public companies, would like nothing more than to be allowed an opportunity to work to improve the business situation at Cyanotech, but there is strong evidence that Davis has been exercising his dominion over the company to make sure that will not happen.

When Meridian travelled to Hawaii for Cyanotech’s annual meeting of shareholders in order to meet executives and board members, those individuals were bizarrely unavailable.  When Meridian offered to provide growth capital funds, its offers were ignored.  Executives that pursued the growth opportunities that attracted Meridian as an investor were fired.  Directors Meridian believed would insist upon good governance suddenly resigned.  The board’s report to shareholders on the findings of an internal investigation strangely (very strangely) found no material reporting deficiencies or governance failures.  When Meridian initiated a lawsuit, the company quickly accrued (and loudly reported) more than a million dollars in legal expense defending against the charges of insider misconduct.

Meridian has suggested that after 16 years, it might be a good idea for Davis to take a break.  Meridian has offered to take a board seat – the message coming off the company on these ideas is clearly “no chance”.

The remaining option, a voting contest pitting Meridian nominees against Davis-approved directors would appear to be over before it starts.  As detailed in Amendment No. 14, in addition to the 33% shareholdings Davis holds and votes with RSF, recent vote tallies have shown that Davis has increased his support among Cyanotech shareholders to just above 50%, this occurring after Meridian discovered and began reporting on his unusual activities with RSF.  During this period, Cyanotech’s operating performance has declined and its share price has collapsed.  Rising shareholder support for Davis would be inexplicable but for the history, now known, of Davis both paying for shares held by others and failing to disclose those relationships.

It is hard to imagine more egregious violations of the public company reporting and fiduciary legal framework.  The public markets cannot work when critical disclosure, governance and fiduciary requirements are undermined, particularly by corporate insiders and control shareholders.  The SEC exists to promulgate and enforce rules designed to protect public market investors.  If the Davis/RSF conduct can be allowed to stand without penalty, then that conduct will stand as an open and notorious flouting of the law, and an example and motivator for future bad actors to follow.

FORWARD-LOOKING STATEMENTS

This filing contains “forward-looking statements” within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this report, including statements regarding Meridian’s beliefs about Cyanotech’s prospects, product market position, future revenues and future stock price, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or other similar words.

These forward-looking statements are only predictions. These statements relate to future events and involve known and unknown risks, uncertainties and other important factors that may cause Cyanotech’s actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Actual results may differ materially due to action or inaction by Cyanotech’s board of directors and management, Cyanotech’s inability to overcome its production problems and other risks, some of which may be unknown. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

The forward-looking statements in this report represent the views of the Reporting Entities as of the date of this filing. Subsequent events and developments may cause those views to change.

Item 5.  Interest in Securities of the Issuer.

No change.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.  A copy of such agreement was filed as Exhibit A to the Schedule 13D filing of the Reporting entities on May 9, 2016.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A – Joint Filing Agreement dated May 9, 2016, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.(1).

(1)  Incorporated by reference to Schedule 13D filed on May 9, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Meridian OHC Partners, L.P.

By:  TSV Investment Partners, L.L.C.

Its:  General Partner

By: /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director

Meridian TSV II, L.P.

By:  TSV Investment Partners, L.L.C.

Its:  General Partner

By: /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director

TSV Investment Partners, L.L.C.

By: /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.

Its:  General Partner

By: /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director